UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, business strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages risk and capital resources. This MD&A, which has been prepared as of March 6, 2013, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2012 and 2011 and for the three-year period ended December 31, 2012. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars except as otherwise noted.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information)

(Unaudited)

	2012	2011	2010

	$	$	$

Operations
Revenue	784,430	786,737	720,516
Net earnings (loss)	22,507	8,954	(48,549)
Cash flows from operating activities before changes in working capital items	78,699	54,174	38,942

Per Common Share
Net earnings (loss) - weighted average basic shares	0.38	0.15	(0.82)
Net earnings (loss) - weighted average diluted shares	0.37	0.15	(0.82)
Cash flows from operating activities before changes in working capital items - weighted average diluted shares	1.30	0.92	0.66
Cash dividends declared	0.08	-	-
Book value (1)	2.58	2.33	2.44

Financial Position
Working capital (2)	111,748	124,652	124,373
Total assets	426,152	446,723	476,614
Total long-term debt	141,611	191,142	216,856
Shareholders’ equity	153,834	137,178	144,085

Selected Ratios
Current ratio (3)	2.28	2.58	2.41
Debt to capital employed (4)	0.50	0.59	0.60
Return on equity (5)	14.6%	6.5%	NA

Stock Information
Weighted average shares outstanding - basic (6)	59,072	58,961	58,961
Weighted average shares outstanding - diluted (6)	60,629	59,099	58,961
Shares outstanding as of December 31 (6)	59,625	58,961	58,961

The Toronto Stock Exchange (CDN$)
Share price as of December 31	8.00	3.31	1.17
High: 52 weeks	9.07	3.31	3.52
Low: 52 weeks	3.12	1.02	0.93
Volume: 52 weeks (6)	83,972	20,907	12,080

US (OTC Pink Sheets) (USD$) (7)
Share price as of December 31	8.02	3.17	1.15
High: 52 weeks	9.17	3.27	3.38
Low: 52 weeks	3.08	1.04	0.95
Volume: 52 weeks (6)	9,507	12,259	4,768

(1) Shareholders’ equity divided by shares outstanding December 31

(2) Current assets less current liabilities

(3) Current assets divided by current liabilities

(4) Installment portion of long-term debt plus long-term debt divided by installment portion of long-term debt plus long-term debt plus shareholders’ equity

(5) Net earnings divided by shareholders’ equity

(6) In thousands

(7) The US exchange information was derived from trading on the OTC Pink Sheets.

FINANCIAL HIGHLIGHTS (Continued)

2012 Share Prices	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	4.77	3.12	4.70	91,576
Q2	7.91	4.69	7.85	425,949
Q3	9.07	5.91	6.74	634,450
Q4	8.31	5.62	8.00	190,989
US (OTC Pink Sheets) (USD$)
Q1	4.73	3.08	4.65	45,032
Q2	7.73	4.72	7.65	63,565
Q3	9.17	6.08	6.87	26,305
Q4	8.40	6.03	8.02	11,189

(1)    Average Daily Volume

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

(In thousands of US dollars, except per share amounts)

(Unaudited)

			1st Quarter			2nd Quarter
	2012	2011	2010	2012	2011	2010

	$	$	$	$	$	$
Revenue	198,912	192,620	173,120	197,751	209,741	180,278
Cost of sales	166,000	168,813	152,566	161,124	177,012	158,120

Gross profit	32,912	23,807	20,554	36,627	32,729	22,158
Selling, general and administrative expenses	18,373	18,406	18,895	20,653	21,558	18,557
Research expenses	1,519	1,373	1,492	1,650	1,468	1,929

	19,892	19,779	20,387	22,303	23,026	20,486

Operating profit before manufacturing facility closures, restructuring, and other related charges	13,020	4,028	167	14,324	9,703	1,672
Manufacturing facility closures, restructuring, and other related charges	546	3	-	14,152	1,543	-

Operating profit	12,474	4,025	167	172	8,160	1,672

Finance Costs
Interest	3,355	3,791	3,889	3,384	4,010	3,912
Other (income) expense	473	2	122	667	121	392

Earnings (loss) before income tax expense (benefit)	8,646	232	(3,844)	(3,879)	4,029	(2,632)

Income tax expense (benefit)
Current	493	82	102	353	308	(16)
Deferred	(20)	191	807	(807)	(89)	(78)

	473	273	909	(454)	219	(94)

Net earnings (loss)	8,173	(41)	(4,753)	(3,425)	3,810	(2,538)

Earnings (loss) per share
Basic	0.14	(0.00)	(0.08)	(0.06)	0.06	(0.04)
Diluted	0.14	(0.00)	(0.08)	(0.06)	0.06	(0.04)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,951,050	58,981,435	58,961,050	58,951,050
Diluted	60,156,176	58,961,050	58,951,050	58,981,435	58,989,394	58,951,050

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2012	2011	2010	2012	2011	2010

	$	$	$	$	$	$
Revenue	198,476	201,360	187,057	189,292	183,016	180,061
Cost of sales	162,315	171,035	166,655	153,955	155,402	158,853

Gross profit	36,161	30,325	20,402	35,337	27,614	21,208
Selling, general and administrative expenses	19,260	18,589	17,013	20,849	18,416	18,837
Research expenses	1,530	1,737	1,485	1,527	1,622	1,346

	20,790	20,326	18,498	22,377	20,038	20,183

Operating profit before manufacturing facility closures, restructuring, and other related charges	15,371	9,999	1,904	12,960	7,576	1,025
Manufacturing facility closures, restructuring, and other related charges	387	967	-	3,172	378	3,534

Operating profit (loss)	14,984	9,032	1,904	9,788	7,198	(2,509)

Finance Costs
Interest	3,347	3,901	3,910	3,147	3,659	3,959
Other (income) expense	(192)	1,610	461	355	447	(95)

Earnings (loss) before income tax expense (benefit)	11,829	3,521	(2,467)	6,286	3,092	(6,373)

Income tax expense (benefit)
Current	(888)	176	447	969	122	(543)
Deferred	699	496	(192)	(424)	634	32,706

	(189)	672	255	544	756	32,163

Net earnings (loss)	12,018	2,849	(2,722)	5,741	2,336	(38,536)

Earnings (loss) per share
Basic	0.20	0.05	(0.05)	0.10	0.04	(0.65)
Diluted	0.20	0.05	(0.05)	0.09	0.04	(0.65)
Weighted average number of common shares outstanding
Basic	59,028,088	58,961,050	58,951,050	59,316,858	58,961,050	58,961,050
Diluted	61,054,123	59,267,987	58,951,050	61,036,145	59,526,474	58,961,050

Business Overview

The Company was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications. The Company designs its specialty products for aerospace, automotive and industrial applications. The Company’s tape and film products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. Other tape products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including paper, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The Company also manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBC”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

In 2012, the Company reported revenue of $784.4 million, a decrease of 0.3% compared to $786.7 million for 2011. Gross profit totalled $141.0 million in 2012 as compared to $114.5 million in 2011, a 23.2% increase. Sales volume in 2012 decreased approximately 4% compared to 2011 primarily due to progress made toward reducing sales of low-margin products and to the closure of the Brantford facility. The primary reasons for the increase in gross profit during 2012 were:

—	Improved pricing environment allowing for an increase in the spread between raw material costs and selling prices;
—	Continued success in reducing manufacturing costs;
—	Closure of the Brantford, Ontario manufacturing facility in 2011; and
—	Increased sales of higher margin products.

For the year ended December 31, 2012, the Company reported net earnings of $22.5 million ($0.38 per share basic, $0.37 per share diluted) as compared to $9.0 million ($0.15 per share, both basic and diluted) in 2011. For the year ended December 31, 2010 the Company reported a net loss of $48.5 million (($0.82) per share, both basic and diluted). The significant increase in net earnings for the year ended December 31, 2012 compared to 2011 was primarily due to improved gross profit as discussed above, partially offset by significantly increased manufacturing facility closure costs.

The Company continued its efforts to focus on increasing sales and marketing of higher margin products, which include recently launched products and a portfolio of existing products. Manufacturing cost reduction programs implemented during 2012, which included productivity improvements, waste reduction and energy conservation, totalled more than $17 million.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing manufacturing plant rationalization initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

—

Revenue for the first quarter of 2013 is expected to be greater than the fourth quarter of 2012, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly lower than the first quarter of 2012 due to fewer shipping days;

—	Gross margin for the first quarter of 2013 is expected to be similar to the fourth quarter of 2012;
—	Adjusted EBITDA for the first quarter of 2013 is expected to be greater than both the fourth quarter of 2012 and the first quarter of 2012;
—	Cash flows from operations in the first quarter of 2013 are expected to be lower than the fourth quarter of 2012 primarily due to changes in working capital requirements related to:
•	Higher trade receivables resulting from the expected return to a more typical distribution of shipments within the quarter and higher revenue; and
•	Payments of amounts expensed in 2012.
—	Total debt at March 31, 2013 is expected to be greater than at December 31, 2012, which is consistent with typical seasonal working capital requirements;
—

Cash income taxes paid in 2013 are expected to be less than $2 million. The effective income tax rate may vary significantly from historical rates due to the accounting for tax assets in conjunction with the impact of restructuring charges and other adjustments. Such potential variations in rate would, therefore, not necessarily be indicative of future income tax payments;

—

Capital expenditures for 2013, excluding any real estate purchases, are expected to be $33 to $39 million, reflecting planned replacements of machinery and equipment to achieve improved manufacturing efficiencies. Capital expenditures are expected to return to a lower level of $17 to $21 million in 2014;

—

The remaining $38.7 million Senior Subordinated Notes (“Notes”) outstanding are expected to be redeemed in 2013. In order to retire the Notes and finance capital expenditures, the Company expects to increase borrowings under both its Asset-Based Loan (“ABL”) facility and secured debt equipment finance agreement (“Equipment Finance Agreement”). Furthermore, any real estate purchases are expected to be financed through mortgages;

—	Manufacturing cost reductions are expected to total $16 to $20 million in 2013, which includes $5 million of expected savings related to:
•	Closure of the Richmond, Kentucky manufacturing facility; and
•	Consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah.

Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase, such as labor and energy;

—

Over the next two years, the Company plans to relocate and modernize its Columbia, South Carolina manufacturing operations with state-of-the-art equipment in a new facility. A letter of intent has been entered into for the purchase of a manufacturing facility in Blythewood, South Carolina, which is in close proximity to Columbia. This plan, which reflects the Company’s largest single facility improvement in many years, is expected to result in the following:

•	Total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016;
•	Total charge of $32 to $38 million between 2013 and 2015, with $28 to $32 million expected to be recorded in the first quarter of 2013;
•

Of the total charge recorded in the first quarter of 2013, $25 to $27 million relates to non-cash impairment of property, plant and equipment with the remaining $3 to $5 million relating to cash items that will be disbursed over the next two years;

•	Subsequent to the first quarter of 2013, $4 to $6 million of expenses are expected to be recorded and paid over the next two years;
•

Total capital expenditures for equipment related to this project are expected to be $26 million, of which $2.7 million was paid for in the fourth quarter of 2012, $15 to $17 million expected to be paid in 2013 and the remainder to be incurred in periods subsequent to 2013. These capital expenditure amounts do not include any real estate investments. This capital expenditure of $15 to $17 million in 2013 is included in the $33 to $39 million total capital expenditures discussed above; and

•	Total cost of the new building and facility improvements is expected to be approximately $13.5 million; and
—

On March 6, 2013, the Company declared a dividend, in the amount of US$0.08, under the semi-annual dividend policy. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013.

Assuming stable or improving macro-economic conditions, the Company expects to achieve quarterly gross margin in the range of 18% to 20% during 2013.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the years ended December 31, 2012, 2011 and 2010. A reconciliation of the operating results found in the audited consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the Adjusted Net Earnings (Loss) Reconciliation to Net Earnings (Loss) table set forth below in the section titled Adjusted Net Earnings (Loss).

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings (Loss) set forth above.

Net earnings for 2012 were $22.5 million compared to net earnings of $9.0 million for 2011 and net loss of $48.5 million for 2010.

The net earnings for 2012 include the following:

—	Improved gross profit as discussed above;
—

Facility closure costs of $18.3 million primarily related to the Richmond, Kentucky manufacturing facility closure and consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah;

—	Reduced interest expense; and
—	Recognition of an income tax benefit in 2012.

The net earnings for 2011 included the following:

—	Gross margin expansion resulting from implemented price increases;
—	Increased sales of higher margin products and reduction in sales of low-margin products;
—	Manufacturing cost reductions of approximately $17 million; and
—	Facility closure costs of $2.9 million, primarily related to the Brantford, Ontario manufacturing facility closure.

The net loss for 2010 included the following:

—	Gross margin compression resulting from raw material cost increases;
—	A derecognition of deferred tax assets of $36.7 million, which included a $32.5 million charge in the fourth quarter with respect to the US jurisdiction;
—	Facility closure costs of $3.5 million, including $2.9 million related to the Brantford, Ontario manufacturing facility closure; and
—	Asset impairments of $4.0 million, including $2.9 million related to the lumber film automatic wrapping machines and related assets.

Revenue

Revenue for the year ended December 31, 2012 was $784.4 million, a decrease of 0.3% compared to $786.7 million for the year ended December 31, 2011. Sales volume decreased approximately 4% and selling prices, including the impact of product mix, increased approximately 4% in 2012 compared to 2011.

The Company closed its Brantford facility in the second quarter of 2011. Revenue increased 0.3% in 2012 compared to $781.7 million for 2011 after adjusting for the closure of the Brantford facility. The adjusted selling prices, including the impact of product mix, increased approximately 3% partially offset by the adjusted sales volume decrease of approximately 3%. An improved pricing environment that began in 2011 as well as the reduction in sales of low-margin products were the primary reasons for the increase in selling prices including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made toward reducing sales of low-margin products partially offset by an increase in sales of new products.

Revenue for the year ended December 31, 2011 increased 9.2% over revenue of $720.5 million for the year ended December 31, 2010. Selling prices, including the impact of product mix, increased approximately 13% and sales volume decreased approximately 4% in 2011 compared to 2010. The sales volume decrease was primarily due to the reduction in sales of low-margin products and the closure of the Brantford facility. The increase in selling prices, including the impact of product mix, was primarily due to an improved pricing environment that began in the second quarter of 2011 as well as improved mix from reduction in sales of low-margin products.

The Company’s revenue for the fourth quarter of 2012 was $189.3 million, a 3.4% increase compared to $183.0 million for the fourth quarter of 2011. Sales volume for the fourth quarter of 2012 increased approximately 6% compared to the fourth quarter of 2011 primarily due to increased demand for tape products partially offset by decreased demand for other products. Selling prices, including the impact of product mix, decreased approximately 3% in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to a shift in the mix of products sold.

The Company’s revenue for the fourth quarter of 2012 was $189.3 million, a 4.6% decrease compared to $198.5 million for the third quarter of 2012. Sales volume for the fourth quarter of 2012 decreased approximately 3% compared to the third quarter of 2012 primarily due to normal seasonality. Selling prices, including the impact of product mix, decreased approximately 2% in the fourth quarter of 2012 compared to the third quarter of 2012 primarily due to a shift in the mix of products sold.

Gross Profit and Gross Margin

Gross profit totalled $141.0 million for 2012, an increase of 23.2% from 2011. Gross margin was 18.0% in 2012 and 14.6% in 2011. The increase in gross profit in 2012 compared to 2011 was primarily due to an improved pricing environment, manufacturing cost reductions, increase in sales of higher margin products, and the closure of the Brantford, Ontario manufacturing facility in 2011 partially offset by lower sales volumes. The increase in gross margin in 2012 compared to 2011 was primarily due to manufacturing cost reductions, an increase in sales of higher margin products, an improved pricing environment and the progress made toward reducing sales of low-margin products.

Gross profit totalled $114.5 million in 2011, an increase of 35.8% from $84.3 million gross profit for 2010. Gross margin was 11.7% in 2010. Gross profit and gross margin increased in 2011 over 2010 primarily due to increased selling prices, improved product mix and manufacturing cost reductions, partially offset by lower sales volume.

Gross profit totalled $35.3 million in the fourth quarter of 2012, an increase of 28.0% from $27.6 million in the fourth quarter of 2011. Gross margin was 18.7% in the fourth quarter of 2012 and 15.1% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, gross profit and gross margin increased primarily due to an improved pricing environment and manufacturing cost reductions.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2012 was $79.1 million compared to $77.0 million for the year ended December 31, 2011. As a percentage of revenue, SG&A was 10.1% and 9.8% for the years ended December 31, 2012 and 2011, respectively. The increase of $2.2 million in 2012 compared to 2011 was primarily the result of higher variable compensation expense related to higher profitability, higher stock-based compensation expense and increased professional fees, partially offset by the non-recurrence of the settlement of a lawsuit.

SG&A for the year ended December 31, 2011 was $77.0 million compared to $73.3 million for the year ended December 31, 2010. As a percentage of revenue, SG&A was 10.2% for the year ended December 31, 2010. The increase of $3.7 million in 2011 compared to 2010 was primarily the result of higher selling expenses and other compensation costs related to higher revenue and profitability and the settlement of a lawsuit.

SG&A totalled $20.8 million for the fourth quarter of 2012 compared to $18.4 million in the fourth quarter of 2011. As a percentage of revenue, SG&A was 11.0% and 10.1% for the fourth quarter of 2012 and the fourth quarter of 2011, respectively. SG&A was $2.4 million higher in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to higher stock-based compensation, severance and professional fees related to managerial reporting enhancements.

Research Expenses

Research remains an important aspect of the Company’s strategy. As a percentage of revenue, research expenses represented 0.8%, 0.8%, 0.9% for the years ended December 31, 2012, 2011 and 2010, respectively. The Company continues to focus its research efforts on new products, technology, manufacturing processes and formulations for existing products.

As a percentage of revenue, research expenses represented 0.8% for the fourth quarter of 2012 and 0.9% for the fourth quarter of 2011.

Manufacturing Facility Closures, Restructuring and Other Related Charges

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing operation in the fourth quarter of 2012. North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility will continue to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred were $17.2 million, $3.0 million and nil for the full year ended December 31, 2012, fourth quarter of 2012 and fourth quarter of 2011, respectively. The $17.2 million charge consists of $3.0 million of cash items, and the remainder is non-cash charges primarily related to property, plant and equipment impairments. The Company anticipates that additional costs of approximately $1.4 million will be recorded in subsequent periods, of which $1.2 million is expected to be incurred in the first half of 2013 and the remainder in the second half of 2013. Total capital expenditures related to these initiatives are expected to be approximately $1.5 million. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth.

The Brantford, Ontario facility was shut down in the second quarter of 2011. The decision to close the facility was made at the end of 2010 and a charge of $2.9 million was recorded in the fourth quarter of 2010. The $2.9 million charge was related to employee severance and inventory write-downs. In 2011, $3.0 million was recorded for additional severance, retention incentives, equipment transfers and other costs related to this facility closure. Total costs incurred during the full year ended December 31, 2012 related to this facility closure were $1.1 million. Facility closure costs were $0.2 million and $0.4 million during the fourth quarter of 2012 and the fourth quarter of 2011, respectively. In January 2013, the Company sold the Brantford, Ontario facility and received net proceeds of $1.6 million.

The Hawkesbury manufacturing operations were shut down at the end of 2009. Asset impairments of $0.7 million were recorded in 2010 on remaining assets that were not sold as of December 31, 2010. The remaining assets were sold in 2011 and the Company recovered $0.2 million of the asset impairment charge.

Operating Profit

Operating profit for 2012 amounted to $37.4 million compared to $28.4 million for 2011. The increase of $9.0 million in 2012 over 2011 was primarily the result of higher gross profit related to an improved pricing environment and manufacturing cost reductions partially offset by lower volumes.

Operating profit for 2011 amounted to $28.4 million compared to $1.2 million for 2010. The increase of $27.2 million in 2011 over 2010 was primarily the result of gross profit improvement related to price increases implemented in 2011 to offset increases in raw material costs that compressed gross profit in 2010. The increase in gross profit in 2011 was partially offset by higher selling expenses and other compensation costs related to higher revenue and profitability and the settlement of a lawsuit.

The Company’s operating profit for the fourth quarter of 2012 was $9.8 million compared to an operating profit of $7.2 million for the fourth quarter of 2011. The 2012 improvement was primarily due to higher gross profit offset by higher manufacturing facility closure costs.

Interest

Interest expense for 2012 totalled $13.2 million; a $2.1 million or 13.9% decrease from $15.4 million of interest expense for 2011, primarily due to lower average debt levels resulting from improved free cash flows. Also, the average cost of debt decreased as the Company took the following actions:

—	On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 2017, and generally providing more flexibility to the Company;
—	On August 1, 2012, the Company redeemed, at par value, the aggregate principal amount of $25.0 million of its outstanding Notes due August 2014;
—

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which will have a term of 60 months and a fixed interest rate;

—	On November 1, 2012, the Company entered into a ten-year real estate secured term loan (“Real Estate Loan”) in the amount of $16.6 million; and
—	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of its outstanding Notes due August 2014.

The decrease in interest expense was partially offset by $0.9 million of debt issue costs expensed as a result of the Note redemptions.

Interest expense was $15.4 million and $15.7 million for the years ended December 31, 2011 and 2010, respectively. The decrease in interest expense from 2010 to 2011 was primarily due to the expiration in September 2011 of the interest rate swap agreement and partially due to a lower average level of ABL borrowings.

Interest expense for the fourth quarter of 2012 totalled $3.1 million, a $0.5 million or 14.0% decrease from $3.7 million for the fourth quarter of 2011, primarily due to lower average debt levels resulting from the redemptions of Notes on August 1, 2012 of $25.0 million and on December 13, 2012 of $55.0 million as well as the prepayment on October 16, 2012 of the mortgage on the Company’s Danville, Virginia facility. These decreases were partially offset by $0.6 million of debt issue costs expensed as a result of the Note redemption on December 13, 2012.

Other (Income) Expense

Other expense for the year ended December 31, 2012 was $1.3 million compared to $2.2 million for 2011, a decrease of $0.9 million. The decrease of $0.9 million in 2012 compared to 2011 was primarily due to lower foreign exchange losses in 2012.

Other expense for the year ended December 31, 2010 was $0.9 million. The increase of $1.3 million in 2011 compared to 2010 was primarily due to foreign exchange losses in 2011.

Other expense was $0.4 million for both the fourth quarter of 2012 and the fourth quarter of 2011. In both periods, the amounts primarily consisted of fees related to the unused portion of the ABL facility and losses on the disposal of property, plant and equipment.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. The effective tax rate for 2012 was 1.6% compared to 17.7% for 2011. The Company’s effective tax rate for the year ended December 31, 2010 was negative 217%. The decrease in the effective tax rate in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased earnings in jurisdictions with lower effective tax rates and the benefit received from the ability to utilize certain US alternative minimum tax (“AMT”) net operating losses without limitation. The AMT benefit was the result of a refund of $1.2 million of AMT recorded in 2012. Approximately $0.5 million was received in 2012, and $0.7 million is expected to be received in 2013. The increase in the effective tax rate in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and improved earnings in 2011.

The effective tax rate was 8.7% in the fourth quarter of 2012 and 24.5% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, the effective tax rate decreased primarily due to the non-recurrence of expense recorded in the fourth quarter of 2011 related to the reduction in deferred tax assets due to changes in applicable future tax rates combined with an increase in earnings in the fourth quarter of 2012 in jurisdictions with lower effective tax rates. These decreases were partially offset by tax expense recorded in the fourth quarter of 2012 related to stock options exercised during 2012.

In assessing the recoverability of deferred tax assets, the Company’s Management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on quantitative and qualitative assessments by the Company’s Management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies. However, GAAP places a significant weight on the Company’s historical financial performance when making such a determination. Accordingly, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical and cumulative operational losses.

As of December 31, 2012, the Company has $49.6 million (CDN$49.3 million) of Canadian operating loss carry-forwards expiring in 2014 through 2032, including $25.9 million (CDN$25.8 million) which has been derecognized, and $140.0 million of US federal and state operating losses expiring in 2021 through 2031, $66.7 million of which have been derecognized.

Net Earnings (Loss)

Net earnings for the year ended December 31, 2012 totalled $22.5 million compared to net earnings of $9.0 million for the year ended December 31, 2011. The increase in earnings for the year ended 2012 compared to 2011 was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net loss for the year ended December 31, 2010 was $48.5 million. The increase in earnings for 2011 compared to 2010 was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and increased revenue and gross margin in 2011.

Net earnings for the fourth quarter of 2012 were $5.7 million compared to net earnings of $2.3 million in the fourth quarter of 2011. The increase in earnings for the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to higher gross profit partially offset by higher manufacturing facility closure costs, restructuring and other related charges previously discussed.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company’s definition of adjusted EBITDA has recently changed to exclude the impact of stock-based compensation expense. All historical adjusted EBITDA information presented has been updated to conform to the new definition.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS) (in millions of US dollars except per share amounts and share numbers) (Unaudited)
	Three months ended December 31,				Year ended December 31,
	2012		2011		2012		2011		2010
		$		$		$		$	$
Net earnings (loss)	5.7		2.3		22.5		9.0		(48.5)
Add back:
Manufacturing facility closures, restructuring, and other related charges	3.2		0.4		18.3		2.9		3.5
Stock-based compensation expense	0.9		0.2		1.8		0.8		0.8
ITI litigation settlement	-		-		-		1.0		-
Less: income tax expense	0.2		-		(0.9)		-		-

Adjusted net earnings (loss)	10.0		2.9		41.7		13.6		(44.2)

Earnings (loss) per share
Basic	0.10		0.04		0.38		0.15		(0.82)
Diluted	0.09		0.04		0.37		0.15		(0.82)
Adjusted earnings (loss) per share
Basic	0.17		0.05		0.71		0.23		(0.75)
Diluted	0.16		0.05		0.69		0.23		(0.75)
Weighted average number of common shares outstanding
Basic	59,316,858		58,961,050		59,072,407		58,961,050		58,961,050
Diluted	61,036,145		59,526,474		60,629,136		59,099,198		58,961,050

Adjusted net earnings amounted to $41.7 million for the year ended December 31, 2012 compared to adjusted net earnings of $13.6 million for 2011. Adjusted net earnings were $28.1 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to higher gross profit, lower finance costs and lower income tax expense, as discussed above.

Adjusted net loss for the year ended December 31, 2010 was $44.2 million. The increase of $57.9 million in the year ended December 31, 2011 over the year ended December 31, 2010 was primarily the result of a derecognition of $36.7 million of deferred tax assets relating to US federal and state operating losses and higher revenue and gross margin, as discussed above.

Adjusted net earnings were $10.0 million for the fourth quarter of 2012 as compared to adjusted net earnings of $2.9 million for the fourth quarter of 2011. The increase in adjusted net earnings of $7.1 million was primarily due to higher revenue, increased gross profit and reduced interest expense, as discussed above.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011	2010
	$	$	$	$	$
Net earnings (loss)	5.7	2.3	22.5	9.0	(48.5)
Add back: Interest and other expense	3.5	4.1	14.5	17.5	16.6
Income tax expense (benefit)	0.5	0.8	0.4	1.9	33.2
Depreciation and amortization	7.6	7.7	30.4	30.9	33.5

EBITDA	17.4	14.9	67.8	59.3	34.7
Manufacturing facility closures, restructuring and other related charges	3.2	0.4	18.3	2.9	3.5
Stock-based compensation expense	0.9	0.2	1.8	0.8	0.8
Impairment of long-lived assets	-	-			2.9
Write-down of assets held-for-sale					0.7
ITI litigation settlement	-	-	-	1.0	-

Adjusted EBITDA	21.5	15.5	87.9	64.0	42.7

Adjusted EBITDA totalled $87.9 million for the year ended December 31, 2012 compared to an adjusted EBITDA of $64.0 million for 2011. Adjusted EBITDA was $23.9 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to increased gross margin, as discussed above.

Adjusted EBITDA for the year ended December 31, 2010 was $42.7 million. The increase of $21.3 million in the year ended 2011 over the year ended 2010 was primarily due to increased revenue and higher gross margin, as discussed above.

Adjusted EBITDA was $21.5 million for the fourth quarter of 2012 as compared to an adjusted EBITDA of $15.5 million for the fourth quarter of 2011. The $5.9 million adjusted EBITDA increase is primarily due to higher revenue and gross margin in the fourth quarter of 2012, as discussed above.

Earnings (Loss) Per Share

The Company reported earnings per share of $0.38 basic and $0.37 diluted for 2012 as compared to earnings per share of $0.15 per share, both basic and diluted, for 2011. A loss per share of $0.82 was reported for both basic and diluted for 2010. The weighted-average number of common shares outstanding for the purpose of the basic earnings per share calculations was 59.1 million, 59.0 million and 59.0 million for 2012, 2011 and 2010, respectively. The weighted-average number of common shares outstanding for the purpose of the diluted earnings per share calculations was 60.6 million, 59.1 million and 59.0 million for 2012, 2011 and 2010, respectively.

Adjusted earnings per share (see the Adjusted Net Earnings (Loss) Reconciliation to Net Earnings (Loss) table above) for 2012 was $0.71 basic and $0.69 diluted. Adjusted earnings per share for 2011, both basic and diluted, was $0.23 and adjusted loss per share for 2010 was $0.75, both basic and diluted. Adjusted earnings per share for 2012 increased $0.48 for basic and $0.46 for diluted when compared to the corresponding 2011 adjusted earnings per share. Adjusted earnings per share for 2011 increased $0.98 for both basic and diluted when compared to the corresponding 2010 adjusted earnings per share.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss). For the years ended December 31, 2012, 2011 and 2010, the Company reported comprehensive income of $18.1 million, comprehensive loss of $7.7 million and comprehensive loss of $46.7 million, respectively. The increase in comprehensive income in 2012 was primarily due to higher net earnings in 2012 and lower actuarial losses on defined benefits plans when compared to 2011. The decrease of comprehensive loss in 2011 was primarily due to the derecognition of deferred tax assets recorded in 2010 partially offset by the increase in net earnings in 2011.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two members of its current Board of Directors. Both of these agreements ended prior to 2012 and no support service compensation was paid in 2012. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation beginning January 2010 in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services. During the year ended December 31, 2011, an amount of CDN$150,000 was recorded with respect to the support services agreement with the Chairman of the Board of Directors. During the year ended December 31, 2010, amounts of $300,000 and CDN$450,000 were recorded with respect to the support services agreements with the Executive Director and Chairman of the Board of Directors, respectively. Support service-related expenses of nil and $76,000 were recorded for the years ended December 31, 2011 and December 31, 2010, respectively.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased one day from 53 in the fourth quarter of 2011 to 54 in the fourth quarter of 2012. The Company expects Days Inventory to be in the mid 50’s during the first quarter of 2013. Inventories increased $1.2 million to $91.9 million as of December 31, 2012 from $90.7 million as of December 31, 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by five days from 42 in the fourth quarter of 2011 to 37 in the fourth quarter of 2012. The reduction in DSO’s was due to an increase in the amount of revenue invoiced early in the fourth quarter of 2012 compared to the fourth quarter of 2011 and, accordingly, cash collections increased prior to the end of the fourth quarter of 2012. DSO’s are expected to return to the mid 40’s during the first quarter of 2013. Trade receivables decreased $6.8 million to $75.9 million as of December 31, 2012 from $82.6 million as of December 31, 2011.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2012	Dec. 31, 2011		Dec. 31, 2012	Dec. 31, 2011

Cost of Sales (in millions of US dollars)	$154.0	$155.4	Revenue (in millions of US dollars)	$189.3	$183.0
Days in Quarter	92	92	Days in Quarter	92	92

Cost of Sales Per Day (in millions of US dollars)	$1.67	$1.69	Revenue Per Day (in millions of US dollars)	$2.06	$1.99

Average Inventory (in millions of US dollars)	$90.2	$89.9	Trade Receivables (in millions of US dollars)	$75.9	$82.6

Days Inventory	54	53	DSO’s	37	42

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory	Ending Trade Receivables ÷ Revenue Per Day = DSO’s
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities increased $2.0 million to $76.0 million as of December 31, 2012 from $74.0 million as of December 31, 2011, primarily due to capital equipment.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of December 31, 2012, the Company had a total draw of $81.6 million against its ABL, which consisted of $79.4 million of borrowings and $2.2 million in letters of credit. As of December 31, 2011, the total draw was $66.1 million, which consisted of $63.7 million of borrowings and $2.4 million in letters of credit. As of December 31, 2010, the total draw was $97.5 million, which consisted of $88.0 million of borrowings and $9.5 million in letters of credit.

The Company had total cash and loan availability of $54.7 million as of December 31, 2012, $58.0 million as of December 31, 2011 and $43.1 million as of December 31, 2010. The decrease of $3.3 million in total cash and loan availability between December 31, 2011 and December 31, 2012 was primarily due to a $15.7 million increase in ABL borrowings largely offset by a $10.8 million increase in the borrowing base mainly due to a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the amendment and extension of the ABL facility in February 2012. The increase in borrowings combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $80.0 million of Notes at par value. The increase of $14.9 million in total cash and loan availability from December 31, 2010 to December 31, 2011 was primarily due to an increase in free cash flows that allowed for the reduction in debt and the release of the requirement to post a $13.2 million bond pertaining to the ITI litigation, partially offset by amortization of machinery and equipment in the borrowing base. The Company had cash and loan availability under its ABL facility exceeding $71 million as of March 6, 2013.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Notes) if the Notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during 2012 and had a fixed charge ratio greater than 1.0 to 1.0 as of December 31, 2012.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of December 31, 2012, the Company had secured real estate mortgage financing of $18.0 million, including $16.4 million borrowed under the Real Estate Loan described in further detail below, leaving the Company the ability to obtain an additional $17.0 million of real estate mortgage financing.

The ABL facility also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a permitted purchase money debt facility. As of December 31, 2012, the Company had outstanding permitted purchase money debt of $5.9 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $19.1 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate. As of December 31, 2012 the Company had borrowed $5.3 million which was scheduled into finance leases with a term of 60 months at a fixed annual interest rate of 2.74%. In addition, as of December 31, 2012 the Company had borrowed $9.9 million under the Equipment Finance Agreement in the form of advanced fundings at a rate of 2.25% which will be scheduled into finance leases with fixed terms of 60 months and an interest rate of 2.74%. The fixed rate on future finance leases is expected to remain less than 3%. The Company is required to finance an additional $18.7 million by December 31, 2013. If the Company does not finance the additional required amount during the year ended December 31, 2013, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between that amount and the amount actually funded in the year ended December 31, 2013. The Company expects to finance the required amount and does not expect to incur a charge for the Reinvestment Premium.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate loan as of December 31, 2012 was $16.4 million. A portion of the loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the interest rate on the Real Estate Loan will be 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2012. The loan is secured by certain of the Company’s real estate.

As of December 31, 2012, the Company had $38.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan and Equipment Finance Agreement. As of December 31, 2011, the Company had $118.7 million of Notes outstanding and did not redeem any Notes during 2011 and 2010.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $39.3 million as of December 31, 2012 as compared to $36.8 million at the end of December 31, 2011 and $22.3 million at the end of 2010. The increase is primarily due to a decrease in the discount rate from 4.19% and 4.50% for US and Canadian plans, respectively, as of December 31, 2011 to 3.64% and 4.00% for US and Canadian plans, respectively, as of December 31, 2012. These changes resulted in an increase in the net present value of the liability and are partially offset by return on plan assets and increased contribution paid by the Company. For 2012, the Company contributed $5.6 million as compared to $4.3 million in 2011 and $4.0 million in 2010, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however the Company expects to meet its minimum required pension benefit plan funding obligations in 2013. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Cash Flows

Cash flows from operations before changes in working capital items increased in 2012 by $24.5 million to $78.7 million from $54.2 million in 2011. The 2012 increase was primarily due to increased gross profit partially offset by an increase in SG&A.

Cash flows from operations before changes in working capital items increased in 2011 by $15.2 million to $54.2 million from $38.9 million in 2010. The increase in 2011 compared to 2010 was primarily due to the increase in gross margin and the increase in revenue, partially offset by an increase in SG&A and other finance costs.

Cash flows from operations before changes in working capital items increased in the fourth quarter of 2012 by $4.5 million to $19.4 million from $14.9 million in the fourth quarter of 2011. The increase in cash flows from operations before changes in working capital for the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to increased gross profit derived from higher revenue partially offset by an increase in cash costs associated with manufacturing facility closures, restructuring and other related charges.

Changes in working capital items increased in 2012 by $11.2 million to $5.8 million source of funds from $5.4 million use of funds in 2011. The increase in source of funds from working capital items in 2012 was primarily due to an increase in accounts payable and accrued liabilities and a decrease in trade receivables. The increase in accounts payable and accrued liabilities was primarily related to higher accrued variable compensation related to higher profitability and increased receipts of capital equipment for which payment had not been made. Trade receivables decreased as previously discussed.

Changes in working capital items decreased in 2011 by $7.0 million to $5.4 million use of funds from $12.4 million use of funds in 2010. The reduction in the use of funds from working capital items was primarily due to inventory, which decreased $1.1 million in 2011, but which had increased by $15.2 million in 2010. The impact of inventory was partially offset by the change in accounts payable and accrued liabilities which decreased by $5.7 million in 2011, largely due to timing of payments to obtain early payment discounts and increased by $16.9 million in 2010. Trade receivables decreased in 2011 largely due to the mix of customers and increased in 2010 due to the increased revenue.

Changes in working capital items decreased in the fourth quarter of 2012 by $0.4 million to a $12.4 million source of funds from a $12.8 million source of funds in the fourth quarter of 2011. The decrease in the source of funds in 2012 was primarily due to an increase in inventory, partially offset by an increase in accounts payable and accrued liabilities.

Cash flows used for investing activities increased in 2012 by $15.8 million to $21.1 million from $5.3 million in 2011. The increase in 2012 was primarily due to increased capital expenditures in 2012 and the nonrecurrence of a release of restricted cash related to the settlement of a lawsuit in 2011.

Cash flows used for investing activities decreased in 2011 by $10.1 million to $5.3 million from $15.5 million in 2010. The decrease in funds used for investing activities in 2011 compared to 2010 was primarily due to the release in 2011 of cash restricted in 2010 for the bond posted in connection with the settlement of a lawsuit as well as proceeds from the disposal of assets, partially offset by increased capital expenditures and the purchase of intangible assets related to customer lists.

Cash flows used for investing activities were $9.2 million use of funds in the fourth quarter of 2012 compared to $4.3 million use of funds in the fourth quarter of 2011. The increase in cash used for investing activities in the fourth quarter of 2012 as compared to the fourth quarter of 2011 was primarily due to increased capital expenditures in 2012 related to manufacturing rationalization initiatives.

Total expenditures in connection with property, plant and equipment were $21.6 million, $14.0 million, and $8.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. Total expenditures in connection with property, plant and equipment were $9.2 million and $4.4 million for the fourth quarter of 2012 and 2011, respectively. The increase in capital expenditures from 2011 to 2012 was related to investments in more efficient manufacturing equipment.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

Cash flows used for financing activities increased in 2012 by $19.1 million to $62.0 million from $42.9 million in 2011. The 2012 increase in the use of funds was primarily due to an increase in debt reduction of $15.8 million from $27.0 million in 2011 to $42.8 million in 2012 and a dividend payment of $4.8 million.

Cash flows used for financing activities increased in 2011 by $32.4 million to $42.9 million from $10.5 million in 2010. The increase in cash used for financing activities in 2011 was primarily due to the reduction of borrowings under the ABL. The Company decreased total indebtedness during the year ended December 31, 2011 by $27.0 million. The Company increased total indebtedness during the year ended December 31, 2010 by $4.0 million. No dividends were declared on the Company’s stock in 2011 or 2010.

Cash flows used for financing activities decreased in the fourth quarter of 2012 by $3.7 million to $22.0 million from $25.7 million in the fourth quarter of 2011. The decrease in cash used for financing activities in the fourth quarter of 2012 as compared to the fourth quarter of 2011 was primarily due to a lower reduction of debt partially offset by a dividend payment of $4.8 million.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in 2012 by $28.2 million to $62.9 million from $34.7 million in 2011. The 2012 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows increased in 2011 by $16.9 million to $34.7 million from $17.9 million in 2010. The 2011 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows in the fourth quarter of 2012 were $22.6 million, a decrease of $0.7 million from $23.4 million in the fourth quarter of 2011. The decrease in free cash flows in the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to an increase in capital expenditures partially offset by an increase in cash flows from operating activities.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended		Year ended
		December 31,		December 31,
	2012	2011	2012	2011	2010
	$	$	$	$	$
Cash flows from operating activities	31.8	27.8	84.5	48.8	26.5
Less purchases of property, plant and equipment, and other assets	(9.2)	(4.4)	(21.6)	(14.0)	(8.6)

Free cash flows	22.6	23.4	62.9	34.7	17.9

Financial Risk Management, Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange rate risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s Management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

This MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2012, 2011 and 2010 with respect to the Company’s financial risks and management thereof. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2012.

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of nine monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of eight monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in January 2011, at fixed exchange rates ranging from CDN$1.0260 to CDN$1.0318 to the US dollar; a series of six monthly forward foreign exchange rate contracts to purchase an aggregate CDN$13.5 million beginning in August 2011, at fixed exchange rates ranging from CDN$1.0173 to CDN$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in July 2010, at fixed exchange rates ranging from CDN$1.0610 to CDN$1.0636 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with Management’s foreign exchange rate risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts did not comply with the requirements for hedge accounting and thus were not designated as such.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL facility, Real Estate Loan and other smaller components of debt. To mitigate this risk, the Company entered into an interest rate swap agreement (the “Swap Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Swap Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Swap Agreement matured in September 2011	40,000,000	Monthly	3.35

Other than the expiration of the Swap Agreement in September 2011 which was not renewed, there have been no material changes with respect to the Company’s financial risks and management thereof during 2012.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2012:

Contractual Obligations	Payments Due by Period (1)
(in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt Principal Obligations	143.3	8.1	4.1	129.8	1.3
Finance Lease Obligations	11.0	1.5	3.2	3.0	3.3
Pension Obligations (2)	4.9	4.9	-	-	-
Operating Lease Obligations	2.9	1.9	1.0	-	-
Other Liabilities	3.4	0.5	2.9	-	-

Total	165.5	16.9	11.2	132.8	4.6

(1)	“Less than 1 year” represents 2013, “1-3 years” represents 2014 and 2015, “3-5 years” represents 2016 and 2017, while “After 5 years” includes amounts for later periods.
(2)	Pension and other post-retirement plan contributions beyond 2013 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavorable impact on the Company’s future pension and post-retirement benefits funding obligations as well as net periodic benefit cost.

Stock Appreciation Rights

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”) on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain key employees necessary for the Company’s long-term success. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award a Stock Appreciation Right (“SAR”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. A SAR can only be settled in cash and expires no later than ten years after the date of the grant. The award agreements provide that a SAR granted to employees and executives will vest and may be exercisable 25% per year over four years. A SAR granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflows, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SAR using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SAR is exercised, expired, or is otherwise cancelled.

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2012, the aggregate intrinsic value of vested awards was less than $0.1 million.

Capital Stock and Dividends

As of December 31, 2012 there were 59,625,039 common shares of the Company outstanding.

The Company’s Board of Directors approved a semi-annual dividend policy on August 14, 2012, and concurrently declared a dividend of CDN$0.08 per common share, paid on October 10, 2012 to shareholders of record on September 21, 2012. No dividends were declared on the Company’s stock in 2011 or 2010.

On March 6, 2013, the Company declared a dividend, in the amount of US$0.08, under the semi-annual dividend policy. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The Company has determined it is appropriate to pay the dividend in US dollars because most of its cash flows are in US dollars. This dividend to be paid by the Company is an “eligible dividend” as per the Income Tax Act (Canada).

During the year ended December 31, 2012, no stock options were granted and 663,989 stock options were exercised. Proceeds from the options exercised totalled $2.0 million.

During the year ended December 31, 2011, 875,000 stock options were granted at a weighted average exercise price of CDN$1.66 and a weighted fair market value of CDN$1.01. No stock options were exercised in 2011.

During the year ended December 31, 2010, 825,000 stock options were granted and 10,000 were exercised.

During the fourth quarter of 2012, 451,489 stock options were exercised. Proceeds for the options exercised totalled $1.5 million in the fourth quarter of 2012. No stock options were granted or exercised in the fourth quarter of 2011.

The Company announced a normal course issuer bid effective May 20, 2010, which entitled the Company to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as of that date. The normal course issuer bid expired May 2011 and the Company did not repurchase any shares. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

Litigation

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for the Western District of Tennessee, alleging that the Company has infringed a US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments

At the end of each reporting period the Company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the cash generating units and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefits and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected future compensation and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected.

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the related lease. The estimated value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision.

Provisions for termination benefits

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements.

Stock-based payments

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciation Rights Plan (“SAR Plan”). The ESOP is an equity-settled plan under which certain members of management and directors receive options to acquire common shares of the Company. The SAR Plan is a cash-settled plan under which certain members of management and directors receive a cash amount equal to the difference between the base price of the Stock Appreciation Right (“SAR”) and the market value of a common share of the Company on the date of exercise.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted for the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2013. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the consolidated financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. These new standards will have no impact on the Company as it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2013. The impact of this new standard will have no impact on the Company’s current fair value measurement accounting practices or disclosures.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard primarily because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets currently used to measure interest attributable to plan assets. The expected rate of return on assets will no longer be a critical accounting estimate because the Company will not use this to measure under the new accounting standard.

The expected impact of adoption is a decrease to earnings before income tax expense (benefit) of $1.9 to $2.9 million and $1.2 to $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings (Loss) for the twelve most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2012 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.